AS FILED WITH
                                   THE SECURITIES AND EXCHANGE COMMISSION
                              ON <RR>MAY 19, 1999 </RR>    May 4, 2000

                                                FILE NO.    070-09501

                               UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                            ----------------

                               FORM U-1
                           AMENDMENT NO. 1
                                   TO
                <RR>FORM U-1 </RR> APPLICATION/DECLARATION
                                UNDER
              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       <RR>File No. 070-09501</RR>

                           FIRSTENERGY CORP.
                           76 SOUTH MAIN STREET
                           AKRON, OHIO 44308
    (NAME OF COMPANY FILING THIS STATEMENT AND ADDRESS OF PRINCIPAL
                         EXECUTIVE OFFICE)


                  NANCY C. ASHCOM, CORPORATE SECRETARY
                            FIRSTENERGY CORP.
                          76 SOUTH MAIN STREET
                           AKRON, OHIO 44308
                 (NAMES AND ADDRESS OF AGENT FOR SERVICE)


     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


                            MICHAEL F. CUSICK
                   Winthrop, Stimson, Putnam & Roberts
                         One Battery Park Plaza
                        New York, New York 10004
                             (212) 858-1000

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                INTRODUCTION

       Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Applicant"), hereby requests that the Securities and Exchange Commission (the "Commission") issue an order
(i) approving the direct acquisition by FirstEnergy of all of the issued and outstanding voting securities of American Transmission Systems, Incorporated, a newly formed Ohio corporation ("ATSI"), <RR>(ii) approving the indirect acquisition by FirstEnergy of certain debt securities to be issued by ATSI as part of consideration for transfer of certain transmission assets as described in Item 1.B.1 hereof (the "Transmission Assets") owned by each of Ohio Edison Company, an Ohio corporation ("Ohio Edison"), The Cleveland Electric Illuminating Company, an Ohio corporation ("Cleveland Electric"), The Toledo Edison Company, an Ohio corporation ("Toledo Edison") and Pennsylvania Power Company, a Pennsylvania corporation (individually, "Penn Power," and collectively, the "Operating
Companies") to ATSI </RR>and (<RR>iii </RR>    ii     ) granting such
other authorizations as may be necessary in connection therewith.

          FirstEnergy proposes that ATSI acquire certain transmission assets as described in Item 1.B.1 hereof (the "Transmission Assets") owned by each of Ohio Edison Company, an Ohio corporation ("Ohio Edison"), The Cleveland Electric Illuminating Company, an Ohio corporation ("Cleveland Electric"), The Toledo Edison Company, an Ohio corporation ("Toledo Edison") and Pennsylvania Power Company, a Pennsylvania corporation (individually, "Penn Power," and collectively, the "Operating Companies").
    FirstEnergy's proposed creation of ATSI and transfer of the Transmission Assets to ATSI is part of its plan to<RR> establish </RR>
   participate in      an independent regional transmission organization
("RTO"). The proposed formation of the new transmission company is intended to provide the following benefits to FirstEnergy and its Operating Companies' customers: (i) greater corporate and organizational separation of transmission from generation<RR>;</RR>and (ii) by tying together control, planning, maintenance and financial responsibilities of the Operating Companies' transmission facilities into a single company having an independent, streamlined and cost-efficient operation<RR>,</RR>
   :     (a) creating synergies that result in better service in the region and (b) assuring non-discriminatory access for all transmission
users.  FirstEnergy's plan to <RR>establish  </RR>    participate in a
transco-based      <RR>an </RR>RTO, with the creation of ATSI as a
significant step toward this end, will maximize the value of the Transmission Assets to shareholders.

       FirstEnergy is a public-utility holding company under the 1935 Act. It directly owns all of the issued and outstanding voting securities of Cleveland Electric, Toledo Edison and Ohio Edison and indirectly owns all of the issued and outstanding voting securities of Penn Power.
FirstEnergy has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 thereunder. See FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company
Act of 1935," dated <RR>February 26, 1999 </RR>    February 29, 2000     ,
attached hereto as Exhibit G-1.

       Ohio Edison currently owns all of the issued and outstanding voting securities of Penn Power. Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are all "public-utility companies" as defined in the 1935 Act. Ohio Edison is also a "holding company" as defined in the 1935 Act. Ohio Edison is currently exempt from the registration and other requirements of the 1935 Act, other than from Section 9(a)(2) thereof, pursuant to Section 3(a)(2) thereof.

       ATSI is incorporated as an Ohio corporation. It currently does not conduct any business or own any utility assets. Upon completion of the transfer of the Transmission Assets from the Operating Companies to it, ATSI will become a "public-utility company" as defined in the 1935 Act.

       The transactions contemplated hereby will be accomplished through
(i) FirstEnergy's acquisition of all of the issued and outstanding voting securities of ATSI in exchange for approximately $300 million, (ii) the sale and transfer by the Operating Companies of their Transmission Assets to ATSI in consideration for the purchase price (the "Purchase Price") which will be the net book value of the Transmission Assets as of <RR>
November 30, 1998 </RR>    December 31, 1999     (approximately $<RR>655
</RR>    647     million) and (iii) ATSI's financing of the purchase of
the Transmission Assets by <RR>(A) </RR>    (a) <R/>the use of
FirstEnergy's purchase price for all of the issued and outstanding voting securities of ATSI for an amount equal to 45% of the Purchase Price and
<RR>(B)</RR>

    (b)      ATSI's issuance of promissory notes (which may
be secured by a lien on the assets transferred) to the Operating Companies in an aggregate amount equal to 55% of the Purchase Price. The interest rate on the promissory notes will be based on the embedded cost of debt of the Operating Companies on a consolidated basis <RR>as of November 30,
1998  </RR>(which <RR> was </RR>     is      approximately 7.75%).

A.  DESCRIPTION OF PARTIES TO THE TRANSACTION

       1.  General Description.    (a)  FirstEnergy.  FirstEnergy was
           -------------------          -----------
organized under the laws of the State of Ohio in 1996. The principal executive offices of FirstEnergy are located in Akron, Ohio. FirstEnergy is a holding company within the meaning of Section 2(a)(7) of the 1935 Act.

       FirstEnergy's principal business is the holding of all of the issued and outstanding voting securities of the following 12 direct active subsidiaries: Ohio Edison; Cleveland Electric; Toledo Edison; FirstEnergy Properties, Inc.; FirstEnergy Ventures Corp.; FirstEnergy Trading Services, Inc.; FirstEnergy Securities Transfer Company; FirstEnergy
Facilities Services Group, <RR>Inc </RR>    LLC.     ; MARBEL Energy
Corporation; <RR>JR Operating Company; </RR>FirstEnergy Services Corp.;
FE Acquisition Corp.;     and FirstEnergy Nuclear Operating Company; and
all of the issued and outstanding voting securities of the following
<RR>four </RR>    three     direct inactive subsidiaries:  Centerior
Service Company; <RR>FirstEnergy </RR>    FE     Holdings, LLC; <RR>FE
Acquisition Corp.; </RR>and ATSI. Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

          (b) ATSI.ATSI <RR>is </RR>    was     incorporated as an Ohio
              ----
corporation on October 8, 1998. It currently does not conduct any business or own any utility assets. Upon consummation of the transactions contemplated hereby, ATSI will become a "public-utility company" as defined in the 1935 Act.

          (c)  Ohio Edison.  Ohio Edison was organized under the laws of
               -----------
the State of Ohio in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public-utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison owns all of the issued and outstanding voting securities of Penn Power. Ohio Edison also owns directly 16.5% of the issued and outstanding voting securities of Ohio Valley Electric Corporation, an Ohio corporation ("OVEC") (which, in turn, owns all of the issued and outstanding voting securities of Indiana-Kentucky Electric Corporation ("IKEC")). OVEC is a public utility company organized under the laws of Ohio in 1952. On the same date, IKEC was organized under the laws of Indiana. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power and Toledo Edison), furnishing electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Nuclear Regulatory Commission ("NRC").

       In addition to Penn Power, Ohio Edison has <RR>seven  </RR>    nine
    other wholly-owned subsidiaries organized, unless otherwise noted,
under the laws of the State of Ohio:  (i) OES Capital, Incorporated   ,
re-organized in December 1999 under the laws of the State of Delaware    ;
(ii) OES Fuel, Incorporated; (iii) OES Finance, Incorporated; (iv) Ohio Edison Financing Trust, organized under the laws of the State of Delaware;
(v) Ohio Edison Financing Trust II, organized under the laws of the State of Delaware; (vi) OES Nuclear, Incorporated; and (vii) OES Ventures, Incorporated. These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service,
or provide other energy-related products and services.     Ohio Edison's
ninth subsidiary,     OES Ventures, Incorporated has a 49% beneficial
interest in the PNBV Capital Trust, a business trust organized under the laws of the State of Delaware to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Nuclear Power Station Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison
has a 49% interest in <RR>OES </RR>    FirstEnergy     Engineering,
Incorporated, a corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material effect on the consolidated financial statements of Ohio Edison.

           (d)  Penn Power.  Penn Power was organized under the laws of
                ----------
the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio.
<RR>Penn Power has one wholly-owned subsidiary, Penn Power Energy,
Inc.</RR>

           (e)  Cleveland Electric.  Cleveland Electric was organized
                ------------------
under the laws of the State of Ohio in 1892 and is a public utility company engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior

Funding Corporation, which is a Delaware corporation organized in 1996 that finances accounts receivable. It also owns 10% of The Toledo Edison Capital Corporation ("TECC"), which is a Delaware corporation organized in 1997 that makes equity investments in Delaware business trusts that hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

           (f)  Toledo Edison.  Toledo Edison was organized under the laws
                -------------
of the State of Ohio in 1901 and is a public utility company engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It owns 90% of TECC. Toledo Edison owns directly 4% of the issued and outstanding voting securities of OVEC.

           (g)  FirstEnergy Properties, Inc.  FirstEnergy Properties, Inc.
                ----------------------------
was organized in 1929 and primarily manages non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized in 1996 that pursues real estate development.

           (h)  FirstEnergy Ventures Corp.  FirstEnergy Ventures Corp. was
                --------------------------
organized in 1971. Its principal business involves the ownership of stock investments in certain non-utility ventures. It has <RR>seven </RR>
   six      subsidiaries organized under the laws of the State of Ohio:
(i) Centerior Power Enterprises, Inc. which, together with CPICOR
Management LLC (a non-affiliate), is responsible for implementing a Department of Energy ("DOE") clean coal project; (ii) Centerior Energy Services, Inc., which provides various energy consulting services under the registered trade name "The E Group"; (iii) <RR> Fertile-Earth Inc., which composts certain wastes and wood products into salable mulch and soil amendments; (iv) </RR>FirstEnergy Telecom Corp., which provides
telecommunications services; (   i    v) Centerior Communications Holdings,
Inc.,which holds equity investments for certain telecommunications ventures;
(<RR>vi</RR>    v     ) Bay Shore Power Company, which proposes to provide
steam to a Toledo Edison generating unit and a nonaffiliated refinery; and
(<RR>vii</RR>    vi    ) FirstEnergy Fuel Marketing Company which provides
products and services to electricity generators and industrial fuel users. FirstEnergy Ventures is also part owner of seven Ohio limited liability companies: Eastroc, LLC, Eastroc Technologies, LLC and Engineered Processes, LTD, which own or apply technologies for the production of gypsum products; Carbon Plus, LLC, which converts nonhazardous waste by-products into new products; Warrenton River Terminal, LTD, which owns facilities for the transloading of bulk materials on the Ohio River; Soils Technology, LLC, which recycles discarded materials to manufacture nutrient-rich soils; and Ohio National Energy, LTD, which is involved in the East Burger Merchant Repowering Project.

           (i)  FirstEnergy Trading Services, Inc.  FirstEnergy Trading
                ----------------------------------
Services, Inc.    (formerly known as FirstEnergy Trading & Power
Marketing, Inc.)      is an Ohio corporation organized in 1995 that <RR>is
a power marketer in the wholesalepower  markets</RR>
   acquires and arranges for the delivery of electricity and natural gas to the retail customers of FirstEnergy's unregulated marketing and sales
affiliates.    .

           (j)  FirstEnergy Securities Transfer Company.  FirstEnergy
                ---------------------------------------
Securities Transfer Company is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries.

           (k)  FirstEnergy Facilities Services Group,<RR> Inc.</RR>
                -----------------------------------------------
   LLP       FirstEnergy Facilities Services Group is the parent company
   ---
of the<RR> eight  </RR>    eleven     direct subsidiaries engaged in
heating,
ventilating, air conditioning and energy management.  These
subsidiaries consist of the following: (i) Ancoma, Inc. of Rochester New York (New York corporation); (ii) Colonial Mechanical Corporation of
Richmond, Virginia     (a Virginia corporation); (iii),      <RR>which has
a subsidiary  </RR>Webb Technologies, Inc. of Norfolk, Virginia (<RR>both
</RR>    a     Virginia corporation<RR>s</RR>); (<RR>iii </RR>    iv
    ) Dunbar Mechanical Inc. of Toledo, Ohio (Ohio corporation);
(<RR>iv</RR>    v    ) Edwards Electrical & Mechanical, Inc. of
Indianapolis, Indiana (Indiana corporation); (v   i    ) Elliott-Lewis
Corporation of Philadelphia, Pennsylvania (Pennsylvania corporation);
(vi   i    ) L.H. Cranston & Sons, Inc. of Timonium, Maryland (Maryland
corporation); (vii   i    ) Roth Bros., Inc. of Youngstown, Ohio (Ohio
corporation)    ; (ix)      <RR> and its subsidiary </RR>The Hattenbach
Company of Cleveland, Ohio (Ohio corporation); <RR>and </RR>(<RR>viii</RR>
   x    ) R.P.C. Mechanical, Inc. of Cincinnati, Ohio (Ohio
corporation)   ;     and <RR>its subsidiary </RR>    (xi)     Spectrum
Controls Systems of Cincinnati, Ohio (Ohio corporation).

         (l)  MARBEL Energy Corporation.<RR>MARBEL Energy Corporation
              -------------------------
("MARBEL") is a fully integrated natural gas company. MARBEL owns interests in more than 1,800 gas and oil wells and holds interests in more than 200,000 undeveloped acres in eastern and central Ohio. MARBEL's subsidiaries include MB Operating Company, Inc., a natural gas exploration and production company, which has as subsidiaries, J. R. Nominee Corp., J.
R. Nominee Corp. II and Natural Gas Brokerage Corporation (all Ohio corporations) and Northeast Ohio Operating Companies, Inc., which has as subsidiaries Gas Transport, Inc., NEO Construction Company and Ohio
Intrastate Gas Transmission Company (all Ohio corporations).</RR>   MARBEL
Energy Corporation is a company owning interests in crude oil and natural gas production, as well as natural gas distribution and transmission facilities. MARBEL's subsidiaries include Marbel HoldCo. Inc. a holding company which has a 50% ownership in Great Lakes Energy Partners, LLC, an oil and natural gas exploration and production venture and Northeast Ohio Operating Companies, Inc. which has as subsidiaries Gas Transport, Inc. (Delaware Corporation) and NEO Construction Company (Ohio
Corporation).

<RR>     (m)  JR Operating Company. JR Operating Company engages in the
              --------------------
acquisition and development of oil and gas properties.</RR>

         <RR>(n) </RR>    (m)      FirstEnergy Services Corp.  A
                                      --------------------------
national sales group was established within FirstEnergy <RR>Services
</RR>Corp. to <RR>pursue sales</RR>    offer energy-related products and
services     in the unregulated    gas and     electric <RR> utility
</RR>market   s    . <RR>FirstEnergy Services Corp. qualified to do
business in Pennsylvania in 1998 and the national sales group began selling in the Pennsylvania market following the restructuring which opened the generation business to increased competition.</RR>
   FirstEnergy Services Corp. has one wholly-owned subsidiary, Penn Power Energy, Inc. (a Pennsylvania Corporation)

              (n)   FE Acquisition Corp.  FE Acquisition Corp. holds all
                    -------------------
of the outstanding shares of Mid-Atlantic Energy Development Co., which is constructing a peaking generation unit in Richland, Ohio.

           (o)  FirstEnergy Nuclear Operating Company.
                -------------------------------------
FirstEnergy Nuclear Operating Company operates the Davis-Besse Nuclear
Power Station,<RR> and </RR>the Perry Nuclear Power Plant    and the
Beaver Valley Nuclear Power Station     under the supervision and
direction of the owners of those facilities.

       2.  Description of Utility Operations.
           ---------------------------------

       (a)     The Operating Companies' Utility Operations.       <RR>
               --------------------------------------------------------
FirstEnergy and ATSI.  </RR>Currently, neither of FirstEnergy and ATSI
--------------------
directly owns any utility properties or performs any utility
operations.     The

       <RR>(b)</RR> following discussion focuses on the Operating
Companies utility operations with a detailed description of their transmission systems in (b) below.

               Ohio Edison and Penn Power.      Ohio Edison furnishes
               --------------------------
electric service to communities in a 7,500 square mile area of central and northeastern Ohio. <RR> Ohio Edison also provides transmission services and electric energy for resale to certain municipalities in its service area and transmission services to certain rural cooperatives. </RR>Ohio Edison has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies.
During the twelve months ended December 31, 199   9     <RR>8 </RR>, the
principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

       Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. <RR>Penn Power also provides transmission services and electric energy for resale to certain municipalities in Pennsylvania. </RR>During the twelve months ended
December 31, 199   9,/R> <RR>8</RR>, the principal source of Penn Power's
operating revenues was derived from the sale of electricity.

           <RR>Ohio Edison and Penn Power own or lease all or a portion of
39 electric generating units, consisting of 18 coal fired units, three nuclear units, seven oil fired units, one gas/oil fired unit and 10 diesel generators (located at three sites), which have total net generating capacity of 5,757 megawatts ("MW"). All of the electric properties owned by Ohio Edison and Penn Power are located within the State of Ohio and the Commonwealth of Pennsylvania.

       Eleven of the 18 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 18 coal fired units are held in a combined Ohio Edison-Penn Power ownership along with other parties and the remaining three coal fired units are 100% owned by Penn Power. The three nuclear units consist of (i) Beaver Valley Nuclear Power Station Unit 1 ("Beaver Valley Unit 1"), located in Pennsylvania and representing a 425 MW share from a combined Ohio Edison-Penn Power ownership of 52.50%, (ii) Beaver Valley Nuclear Power Station Unit 2 ("Beaver Valley Unit 2"), also located in Pennsylvania and representing a 343 MW share from an Ohio Edison ownership and leasehold interest of 41.88%, and (iii) Perry Nuclear Power Plant Unit 1 ("Perry Unit 1"), located in Ohio and representing a 421 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 35.24%. One of the seven oil fired units is located in Ohio and 100% owned by Ohio Edison. The remaining six oil fired units are also located in Ohio but are held in a combined Ohio Edison-Penn Power ownership. The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison. Two of the three diesel generator sites are located in Ohio and the remaining diesel generator site is located in Pennsylvania. All three diesel generator sites are held in a combined Ohio Edison-Penn Power ownership.

       Ohio Edison and Penn Power have transmission facilities of 5,647 circuit line miles covering an area of approximately 9,000 square miles. These facilities have 629 circuit miles of 345 kilovolt ("kV") lines, 2,239 circuit miles of 138 kV lines, 1,894 circuit miles of 69 kV lines, 180 circuit miles of 34.5 kV lines and 581 circuit miles of 23 kV lines. Additionally, the electric distribution systems of Ohio Edison and Penn Power have include overhead pole line and underground conduit carrying primary, secondary and street lighting circuits. Ohio Edison and Penn Power own, individually or together with one or more of the other Central Area Power

Coordination Group ("CAPCO") companies (Cleveland Electric,
Toledo Edison and Duquesne Light Company ("Duquesne")) as tenants in common, 448 substations with a total installed transformer capacity of 24,849,513 kV-amperes, of which 70 are transmission substations, including nine located at generating plants.

       Ohio Edison and Penn Power have three 345kV and four 138kV interconnections. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison has one 345 kV interconnection with Allegheny Energy Inc., seven 345 kV interconnections with American Electric Power Company, Inc. ("AEP") and five 345 kV interconnections with Duquesne. Ohio Edison has the following 138 kV interconnections with neighboring utility systems: one with Allegheny Energy, eight with AEP and three with Dayton Power and Light Company ("Dayton"). Ohio Edison and Penn Power also have the following 69 kV interconnections with other utility systems: one with Dayton, one with AEP, one with Allegheny Energy, and one with Duquesne.
Ohio Edison does not own or have any financial interest in any natural gas pipeline company. However, at Ohio Edison's Edgewater plant, OES Fuel owns a four mile gas pipeline that connects the Edgewater plant to the Columbia Gas Transmission system.</RR>

   Ohio Edison and Penn Power own
or lease all or a portion of 31 electric generating units, consisting of 13 coal fired units, three nuclear units, six oil fired units, one gas/oil fired unit and eight diesel generators (located at two sites), which have total net generating capacity of 6,057 megawatts (MW). All of the electric properties owned by Ohio Edison and Penn Power are located within the State of Ohio and the Commonwealth of Pennsylvania.

           Nine of the 13 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 13 coal fired units are held in a combined Ohio Edison-Penn Power ownership along with Toledo Edison and Cleveland Electric.

           The three nuclear units consist of (i) Beaver Valley 1 (810
MW), located in Pennsylvania, (ii) Beaver Valley Unit 2, also located in Pennsylvania and representing a 456 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 55.61%, and (iii) Perry Unit 1, located in Ohio and representing a 421 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 35.24%.

           The six oil-fired units are also located in Ohio and are held in a combined Ohio Edison-Penn Power ownership. The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison. The two diesel generator sites are located in Ohio and are held in a combined Ohio Edison-Penn Power ownership.

            <RR>(c)</RR>     OVEC and IKEC.      OVEC owns the Kyger Creek
                              -------------
Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although

OVEC's transmission facilities do not interconnect directly with the Ohio Edison-Penn Power or Toledo Edison systems.

           <RR>(d)</RR>    Cleveland Electric.      Cleveland Electric is
                           ------------------
engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric
companies.  During the twelve months ended December 31, 199   9     <RR>8
</RR>, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

       <RR>  Cleveland Electric's generating properties consist of all or a portion of: (i)15 units at four fossil fuel plants including the Avon Lake Plant, located in Avon Lake, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 452 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and
(iii) 351 MW share of a pumped storage hydroelectric plant ("Seneca Plant") located in Warren, Pennsylvania. These six Cleveland Electric-owned plants have a net demonstrated capability of 2,997 MW. At the present time Cleveland Electric is in the process of acquiring its co-owner's share of the Seneca Plant (87 MW).

       Cleveland Electric and Toledo Edison as co-lessees, have an ownership share of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of
Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Shippingport, Pennsylvania.

       Cleveland Electric also has a 31.11% ownership share (371 MW) of Perry Unit 1 located in Perry, Ohio, and a 24.47% share (201 MW) of Beaver Valley Unit 2 located in Shippingport, Pennsylvania, and leases, as co-lessee with Toledo Edison, another 18.26% (150 MW) of Beaver Valley Unit 2.

       Cleveland Electric owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138 kV transmission line that Cleveland Electric leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Cleveland Electric. Cleveland Electric has a transmission interconnection with Pennsylvania Electric Company, which provides for transmission of electric energy from the Seneca Plant. Cleveland Electric also has interconnections with Ohio Edison that provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station, and also interconnects with AEP.

       Cleveland Electric's transmission facilities consist of transmission lines and transmission substations operating at voltages up to 345,000 volts. Cleveland Electric owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by
municipalities. </RR>      Cleveland Electric's generating
properties consist of all or a portion of: (i)10 units at four fossil fuel plants including the Sammis Plant, located in Stratton, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and a (iii) pumped storage hydroelectric plant (Seneca Plant) located in Warren, Pennsylvania. These Cleveland Electric-owned plants have a net demonstrated capability of 2,923 MW.

           Cleveland Electric and Toledo Edison as co-lessees, have an ownership share of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of
Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania. Cleveland Electric also has a 44.81% ownership share (535 MW) of Perry Unit 1 located in Ohio, and a 24.47% share (201
MW) of Beaver Valley 2 located in Pennsylvania, and leases, as co- lessee with Toledo Edison, another 19.88% (163 MW) of Beaver Valley 2. Cleveland Electric owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers.

             <RR>(e)</RR>Toledo Edison.  Toledo Edison is engaged
                         -------------
primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies.
During the twelve months ended December 31, <RR>1998</RR>    1999    , the
principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

       Toledo Edison's generating properties consist <RR>of </RR>
   :of:      (i) one wholly-owned fossil fuel electric generating station,
Bay Shore, located in Lucas County, Ohio; (ii) a <RR>428  </RR>    429
    MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio. These Toledo Edison-owned plants have a net demonstrated capability of <RR>1,136</RR>
   1,137     MW.

       Toledo Edison and Cleveland Electric as co-lessees, have an
ownership share of 6.5% (51 MW), <RR>45.9%</RR>    47.56%      (<RR>358
</RR>    371     MW) and 44.38% (355 MW) of Units 1, 2 and 3,
respectively, of the coal-fired Bruce Mansfield Plant located in Shippingport, Pennsylvania.

       Toledo Edison also has a 19.91% ownership share (238 MW) of Perry Unit 1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) in Beaver Valley Unit 2. Toledo Edison is <RR>presently
</RR>     currently     selling 150 MW of its Beaver Valley Unit 2 leased
capacity entitlement to Cleveland Electric.

       <RR>Toledo Edison's transmission facilities consist of transmission lines and transmission substations operating at voltages up to 345,000 volts. Toledo Edison owns the transmission facilities located in the area it serves in northwestern Ohio for transmitting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Toledo Edison. Toledo Edison has interconnections with Ohio Edison that provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station. Toledo Edison also has transmission interconnections with Consumers Energy Company, The Detroit Edison Company and AEP.

       </RR>Toledo Edison owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

                  (b)  Transmission System.  The Operating Companies own
                       -------------------
and operate approximately 12,000 MW of generation resources that are connected directly to the transmission facilities to be transferred. ATSI will acquire from the Operating Companies and will operate transmission facilities currently operating at voltages of generally 345 kV and 138 kV (the "Bulk Transmission System"), and 69 kV facilities (the "Area Transmission System," and together with the Bulk Transmission System, the "Transmission System"). The Transmission System is planned and operated to integrate the generation resources of the Operating Companies with the their native retail and wholesale loads. To perform this network function, the higher voltage 345 kV and 138 kV facilities, (the "Bulk Transmission System"), and the 69 kV facilities, (the "Area Transmission System" and together with the Bulk Transmission System, the "Transmission System"), are integrated and operate in a parallel manner to each other. The Operating Companies also operate low voltage 23, 33, 34.5, and 36 kV facilities. These facilities were originally developed as transmission systems when load levels were such that the power transferred by these facilities was considered significant. Today, however, these facilities are isolated and do not play a significant role in the transfer of power on the system. Thus, these 23, 33, 34.5, and 36 kV facilities no longer provide a transmission function.

       The Transmission System consists of over 7,100 circuit miles of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. The Transmission System services over 2.2 million customers in a 13,200 square mile area in northern and central Ohio and western Pennsylvania. The Transmission System has 37 interconnections at voltages of 69 kV or higher with six neighboring control areas. The Transmission System is connected to other systems to the East via ties with the Pennsylvania-New Jersey-Maryland Interconnection ("PJM"), Duquesne Light Company ("Duquesne"), and Allegheny Energy System ("Allegheny"). The Transmission System is connected to other systems to the North through ties with the Michigan Electric Coordination Systems, and is connected to other systems to the South through ties with American Electric Power ("AEP") and Dayton Power and Light Company ("Dayton").

           <RR>(f)  Transaction with Duquesne.  The CAPCO companies (the
                  --------------------------
Operating Companies and Duquesne) jointly own nine generating units and independently own related

CAPCO transmission facilities. As part of a separate transaction from the transactions contemplated herein, the Operating Companies have negotiated a transaction pursuant to which they will exchange ownership interest of these and other generating units with Duquesne so that the joint ownership of generating units with Duquesne is eliminated. Duquesne would also sell seven CAPCO transmission facilities to ATSI. There can be no assurance that required regulatory approvals will be received.</RR>

           <RR>(g)</RR>     (c)  Utility Regulation.     Ohio Edison,
Cleveland Electric and Toledo Edison are subject to broad regulation as to rates and other matters by the Public Utilities Commission of Ohio (the "PUCO"). Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO if not acceptable to the utility. Penn Power is subject to broad regulation as to rates and other matters by the Pennsylvania Public Utility Commission (the "PPUC").

       Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power are also subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act with respect to
wholesale electric rates   , transmission service,       and other
matters. Construction and operation of nuclear generating units are subject to the regulatory jurisdiction of the NRC, including the issuance by it of construction permits and operating licenses.

       ATSI will be subject to the jurisdiction of the FERC with respect to its rates and other matters.

B.  DESCRIPTION OF THE PROPOSED TRANSACTION

     1.  Description of the Transmission Assets.  The Transmission Assets
         --------------------------------------
to be transferred from the Operating Companies to ATSI are identified in detail in Appendix D to the Operating Agreement between ATSI and the
Operating Companies   , and Schedule A to the Bill of Sale.       <RR>The
</RR>Appendix     D to the Operating Agreement      also describes the
generation and distribution facilities retained by the Operating Companies. The Operating Agreement appears in full in Exhibit B-2 to this Application/Declaration. Essentially, ATSI will acquire from the Operating Companies and will operate <RR> transmission facilities currently operating at voltages of generally 345 kV and 138 kV </RR>(
</RR>the <RR>" </RR>Bulk Transmission System<RR>"), and 69 kV facilities (
</RR>     and     the <RR>" </RR>Area Transmission System<RR>," and
together with the Bulk Transmission System, the "Transmission System")</RR>. The Transmission Assets to be transferred shall include:

          (1) transmission lines (including towers, poles, and conductors) and transmission stations;

          (2) transformers providing transformation within the Bulk Transmission System and between the Bulk Transmission System and Area Transmission System;

          (3) the System Control Center facility and equipment in Wadsworth, Ohio not including the associated land and land rights;

          (4)  lines providing connections to generation facilities;

          (5) radial taps from the Transmission System that are 69kV and above (up to, but not including, the facilities that establish the final circuit connection to distribution facilities or retail customers);

          (6)  substations that provide primarily a transmission function;

          (7) voltage control devices and power flow control devices directly connected to the Transmission System;

          (8)  mobile capacitor banks 69kV or higher; and

          (9)  equipment spares for transmission facilities.

       The Transmission Assets include all the facilities currently recorded on the books of the Operating Companies as "transmission"<RR> facilities as well as the CAPCO transmission lines discussed in
Item 1.A.2(f) above</RR>, with the exception of certain 36 kV, 34.5kV, 33kV and 23 kV facilities ("Subtransmission Facilities") and do not include "distribution facilities" used to provide retail service. Distribution facilities include all facilities with voltages below 69 kV, including both Subtransmission Facilities and the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level. The Operating Companies currently provide transmission service to certain wholesale customers at delivery points less than 69 kV. In order to ensure continuity of service to such customers who decide to take service under the new FERC-approved transmission tariff under which ATSI will offer its transmission service (the "ATSI Tariff"), ATSI and the Operating Companies have entered into an Agency Agreement. A copy of the Agency Agreement is attached as Appendix C to the Operating Agreement, which in turn is included in Exhibit B-1 to this Application/Declaration. Under the Agency Agreement, the Operating Companies and ATSI have expressly provided for use of certain distribution facilities necessary to continue transmission service to wholesale customers served at delivery points whose voltages are less than 69 kV. Transmission service to wholesale customers over these distribution facilities will be offered under the ATSI Tariff, and associated distribution costs will be recovered in the rates on a direct assignment basis as a distribution adder. This procedure is necessary to ensure that existing wholesale customers served at voltages below 69 kV will have access to comparable transmission service under the ATSI Tariff.

       2.  Operation of the Transmission System.  ATSI will operate the
           ------------------------------------
Transmission System pursuant to the ATSI Tariff and the Operating Agreement. ATSI will have operational control of the Transmission Assets, serve as the control area operator over the Transmission System, offer and arrange for ancillary services, operate the Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889*, and administer the ATSI Tariff,

------------
*Open Access Same-Time Information System (Formerly Real-Time Information
 Network) and Standards of Conduct, Order No. 889, Docket No. RM95-9-000, 61 Fed. Reg. 21737 (May 10, 1996), FERC Stats. & Regs. [Reg. Preambles 1991-96] 31,035 (1996)(subsequent history omitted).

including all requests for service under the ATSI Tariff. ATSI will also be responsible for maintenance of the Transmission
Assets, and will initially contract with the Operating
Companies to perform the maintenance.

       ATSI will offer all ancillary services required by the FERC in its Order No. 888. Since ATSI owns no generating facilities, it will purchase the necessary ancillary services from third parties. Under the Operating Agreement, the Operating Companies are required to sell ancillary services to ATSI upon request at FERC approved rates. ATSI is free, however, to purchase ancillary services from unaffiliated generators, and will do so consistent with a least cost procurement strategy. ATSI expects to enter into agreements to purchase ancillary services from unaffiliated generators in its control area. ATSI will not, however, engage in the purchase and sale of energy other than to obtain the necessary ancillary services.

       In short, upon receipt of the necessary regulatory approvals, ATSI will commence providing open access transmission service to those existing open access customers served by the Operating Companies under the existing transmission tariff ("FirstEnergy Open Access Tariff"), and any other eligible customer requesting transmission service from ATSI. In addition, post-transfer, the Operating Companies will become customers of ATSI under the ATSI Tariff. Where the Operating Companies are responsible for providing transmission service under agreements or tariffs predating Order No. 888 ("Grandfathered Transmission Agreements"), ATSI will work to ensure obligations are satisfied, and will make its Transmission System available to provide transmission service under the Grandfathered Transmission Agreements unless otherwise directed by the FERC.

       3.  Financial Aspects of the Transaction.  A Bill of Sale will be
           ------------------------------------
entered into between FirstEnergy Corp., on behalf of the Operating Companies, and ATSI covering the conveyance of the Transmission Assets. The Transmission Assets transferred to ATSI under the Bill of Sale include
<RR>FirstEnergy's  </RR>    the Operating Companies'     rights and
interests in any contracts under the FirstEnergy Open Access Tariff. A copy of the form of Bill of Sale is included as part of Exhibit B-1 to this Application/Declaration.

       The transactions contemplated hereby will be accomplished through
(i) FirstEnergy's acquisition of all of the issued and outstanding voting securities of ATSI in exchange for approximately $300 million, (ii) the sale and transfer by the Operating Companies of their Transmission Assets to ATSI in consideration for the Purchase Price which will be the net book value of the Transmission Assets as of <RR>November 30, 1998 </RR>
   December 31, 1999     (approximately $<RR>655 </RR>    647     million)
and (iii) ATSI's financing of the purchase of the Transmission Assets by
(<RRA</RR    a    ) the use of FirstEnergy's purchase price for all of the
issued and outstanding voting securities of ATSI for an amount equal to
45% of the Purchase Price and (<RR>B</RR>    b    ) ATSI's issuance of
promissory notes (which may be secured by a lien on the assets transferred) to the Operating Companies in an aggregate amount equal to 55% of the Purchase Price. The interest rate on the promissory notes will be based on the embedded cost of debt of the Operating Companies on a consolidated basis <RR> as of November 30, 1998 ( </RR>which <RR>was </RR>
   is     approximately 7.75%).  The 45/55 equity-debt ratio is the same as the Operating Companies' consolidated ratio as of November 30, 1998.

       <RR>Release of the</RR>    The     Transmission Assets    have been
released     from the liens of the indentures securing mortgage bonds of
<RR>the Operating Companies </RR>    Ohio Edison, Cleveland Electric and
Toledo Edison, and the release from the liens of the indentures securing
mortgage bonds of Penn Power     will take place at transfer of the
Transmission Assets to ATSI. Fee land, easements and rights-of-way have been excluded from the asset transfer and will remain the property of the Operating Companies. ATSI will acquire the right to use land through 50-year ground leases with the Operating Companies.

C.  REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED TRANSACTION

       1.  Context of the Transaction-Creation of a Larger RTO.
           ---------------------------------------------------
        The transfer of the Transmission Assets to ATSI will facilitate implementation of the subsequent transfer of these facilities<RR> into an
</RR>    to a transco-based     RTO.  FirstEnergy's formation of ATSI and
the transfer of the Transmission Assets to ATSI is not the ultimate goal. Rather, this is a step towards the subsequent transfer of these facilities
to<RR> an </RR>    a transco-based     RTO.  FirstEnergy's ultimate goal
is to divest ownership, operation and control of its transmission facilities from its other assets. Accordingly, if ATSI does not file a
Section 203 application under the Federal Power Act to transfer ownership
or control of its transmission facilities to <RR>an </RR>    a transco-
based      RTO within two years of the date of approval of the joint
application with the FERC (a copy of which is attached hereto as Exhibit D-1), ATSI will file a Section 203 application to divest its transmission facilities to an unaffiliated entity. FirstEnergy intends to continue its efforts with other transmission owners in the development of a transmission alliance that would own, operate and aggregate regional transmission assets and could, in turn, operate transmission facilities of other companies (the "Transmission Alliance"). At present, the <RR>three
</RR>    four     utility systems currently committed to participating
with FirstEnergy in the Transmission Alliance (AEP, Consumers Energy   ,
Detroit Edison     and Virginia Power) would stretch from Michigan to
Virginia and would provide open access transmission service over approximately 43,500 miles of transmission lines serving a population of 23 million. It will strive to better align the interests of transmission customers with the interests of transmission owners and operators.<RR> FirstEnergy has not precluded consideration of other regional transmission alternatives. </RR>Whatever the regional entity, ATSI's existence as a separate corporate entity and single provider of transmission services will facilitate the process. Moreover, ATSI will have the opportunity to gain some experience in the operation of the transmission system as a stand alone entity - experience that will be valuable to the effectuation of the next step.

       2.  Anticipated Effects.  The proposed formation of the new
           -------------------
transmission company is intended to provide the following benefits to FirstEnergy and its Operating Companies' customers: (i) greater corporate and organizational separation of transmission from generation; and (ii) by tying together control, planning, maintenance and financial responsibilities of the Operating Companies' transmission facilities into a single company having an independent, streamlined and cost-efficient operation, (a) creating synergies that result in better service in the region, (b) assuring non-discriminatory access for all transmission users and (c) maximizing the value of the Transmission Assets for shareholders.

       ATSI will not be engaged in the electric power generation business, and will contract with the Operating Companies and others on the open market to provide ancillary services on a least cost basis. ATSI will not own distribution facilities, and will use distribution facilities only to the extent required to provide transmission services to wholesale customers served at voltages below 69 kV under the ATSI Tariff. Instead, ATSI will focus solely on efficiently and effectively operating and maintaining, and where necessary expanding, its transmission system, and will be well-situated to respond quickly to customer needs.

D.  ADDITIONAL INFORMATION

       No associate company or affiliate of FirstEnergy or any affiliate of any such associate company has any direct or indirect material interest in the proposed transaction except as stated herein.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

       The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, including other related matters, are estimated as follows:

Legal fees
     Winthrop, Stimson, Putnam & Roberts                 $250,000
     Fees relating to appraisal of the Transmission
     Assets                                                     *
Miscellaneous                                                   *

TOTAL                                                           *

*  To be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------

       It is believed that Sections 9(a)(2) and 10 of the Act are applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

       Upon consummation of the transfer of the Transmission Assets from the Operating Companies to ATSI, ATSI will become an "electric utility company" as defined in Section 2(a)(3) of the Act as well as a "public-utility company" as defined in Section 2(a)(5) of the Act. Because FirstEnergy will, as a result of the transactions contemplated herein, be directly acquiring five per centum or more of the outstanding voting securities of ATSI in addition to those of each of the Operating Companies (which are public-utility companies), such acquisition will be subject to
Section 9(a)(2) of the Act. <RR> Moreover, because FirstEnergy will be indirectly acquiring certain securities (i.e., the promissory notes) of ATSI, such acquisition will also be subject to Section 9(a)(2) of the Act.
</RR>Thus FirstEnergy believes that the proposed transactions cannot proceed without the Commission's approval pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

A.  SECTION 10(b)

       Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

           (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

           (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

           (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

       1.  Section 10(b)(1).  The proposed transactions will not tend
           ----------------
towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

       Notwithstanding the above, as in the case of virtually every transaction subject to Section 9(a)(2), there may exist among FirstEnergy and its public utility subsidiaries (including ATSI) interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Co. Act. Release No. 25152, 47 S.E.C. Docket 174, 178 (1990).

       Similarly, the proposed transactions will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The proposed transactions will not involve the acquisition of any utility assets that are not already owned, either directly or indirectly, by FirstEnergy and "will therefore have no effect on the concentration of control of public-utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (1986).

       In this Application/Declaration, FirstEnergy seeks only to more definitively separate its generation from its transmission facilities in order to pave the way for complete divestiture of the transmission facilities to an RTO. As proposed herein, the Transmission Assets that are now owned by the Operating Companies will be divested to, and acquired by, ATSI, a corporate subsidiary of FirstEnergy. None of FirstEnergy, the Operating Companies and ATSI proposes to merge with any other entity in the instant Application/Declaration. ATSI does not currently own any generation, distribution or transmission facilities, and will not own or control any generation. Upon completion of the proposed transfer, the Operating Companies will no longer own transmission facilities.

       2.  Section 10(b)(2)-Fairness of Consideration and Fees.  (a)
           ---------------------------------------------------
Fairness of Consideration.  Section 10(b)(2) of the 1935 Act requires the
-------------------------
Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. The consideration in connection with security acquisitions under the transactions contemplated herein will be as follows: (i) approximately $300 million will be paid by FirstEnergy for all of the outstanding voting securities of ATSI and
(ii) the Transmission Assets will be transferred to ATSI for the promissory notes and a cash payment equal to the difference between the aggregate principal amount of the promissory notes and the net book value of the Transmission Assets. FirstEnergy believes that the consideration to be paid by it for the voting securities of ATSI is reasonable because the amount of such consideration plus the total amount of debt that ATSI will incur in acquiring the Transmission Assets is equal to the approximate actual value of those assets. FirstEnergy further believes that such consideration bears a fair relation to the investment in and the earning capacity of the Transmission Assets because it is based on the net book value those assets had in the hands of the Operating Companies. The rates set by FERC in connection with those facilities when they were owned by the Operating Companies permitted them to achieve a fair return on those assets. Since ATSI's rates will also be subject to FERC approval, it can be expected that those rates (which should be based on the same book value) will permit ATSI to achieve a fair return on them as well. This being the case, FirstEnergy, being the sole equity owner of ATSI, can expect to earn a fair return on its investment. FirstEnergy believes that the consideration paid by the Operating Companies for the promissory notes is reasonable because the principal amount of the notes, when added to the cash that the Operating Companies will receive for the Transmission Assets, will be equal to the net book value of those assets on the books of the Operating Companies. The consideration paid by the Operating Companies bears a fair relation to the investment in and the earning capacity of the Transmission Assets because the interest rate borne by the promissory notes will be equal to the embedded cost of debt of the Operating Companies on a consolidated basis and this amount is not any greater than the cost of debt (on a consolidated basis) that FERC considered when it approved the transmission rates currently applicable to the Transmission Assets. In any event, the proposed transaction is not in a real sense an acquisition of securities; it is merely a corporate reorganization.

          (b)  Reasonableness of Fees.  An estimate of the fees and
               ----------------------
expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees
<RR>required to be paid to governmental bodies, fees  </RR>for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions. FirstEnergy believes that such fees and expenses are reasonable and customary for a transaction of this kind, and the standards of Section 10(b)(2) are thus satisfied.

       3.  Section 10(b)(3)-Capital Structure.  Section 10(b)(3) requires
           ----------------------------------
the Commission to determine whether the proposed transactions will unduly complicate FirstEnergy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of FirstEnergy's system. The corporate capital structure of FirstEnergy after the consummation of the proposed transactions will not be unduly complicated. FirstEnergy will directly acquire all of the issued and outstanding voting securities of ATSI, in addition to continuing to own directly or indirectly all of the issued and outstanding voting securities of each of the Operating Companies, and thus there will be no minority equity interest in any of such companies. The Operating Companies will own all of ATSI's debt securities. No change will be effected in the capital structure of Penn Power, which will continue to be a wholly-owned subsidiary of Ohio Edison.

       In any event, as set forth more fully in Item 3.B.2 and elsewhere in this Application/Declaration, the proposed formation of the new transmission company is expected to result in certain benefits to the public and to consumers and investors of the FirstEnergy holding-company
system.  FirstEnergy's plan to <RR>establish </RR>    participate in
    an RTO, with the creation of ATSI as a significant step toward that end, will maximize the value of the Transmission Assets to shareholders.

B.  SECTION 10(C)

       Section 10(c) of the 1935 Act provides that:

       Notwithstanding the provisions of subsection (b), the Commission shall not approve:

           (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
       Section 8 or is detrimental to the carrying out of the provisions of Section 11; or


           (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

       1.  Section 10(c)(1).  Consistent with the standards set forth in
           ---------------
Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act (inasmuch as
Section 8 applies only to registered holding companies), or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act, which also applies, by its terms, only to registered holding companies, because FirstEnergy believes that following the consummation of the proposed transactions it will continue to be a public-utility holding company entitled to an exemption under Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof), including provisions relating to registration. See FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Holding Company Act of 1935," dated
February <RR>26, 1999 30</RR>    29, 2000     , attached hereto as Exhibit
G-1.

       Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law. Because none of FirstEnergy and any of its subsidiary companies owns or has any financial interest in any gas utility company and because ATSI will not own or have any financial interest in any gas utility company, following the proposed transactions, FirstEnergy will not have acquired, and will not own or operate a gas utility company.

       Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among others, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed.
The proposed transactions meet the standards of Section 11(a) of the Act. As discussed above with respect to the requirements of Section 10(b)(3) of the Act, FirstEnergy will directly acquire all of the issued and outstanding voting securities of ATSI, in addition to continuing to own directly or indirectly all of the issued and outstanding voting securities of each of the Operating Companies, thus leaving no minority interests outstanding. The Operating Companies will own all of ATSI's debt securities. Penn Power will continue to be a wholly-owned subsidiary of Ohio Edison. After the consummation of the proposed transactions, no person will be a holding company with respect to FirstEnergy.

       2.  Section 10(c)(2).  As the following discussion will
           ----------------
demonstrate, the proposed transactions will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system, as required by Section 10(c)(2) of the Act.

           (a) Efficiencies and Economies.  As described more fully in
               --------------------------
Item 1.   B      <RR>C </RR>.2 above, the proposed transactions tend
towards the following efficiencies and economies: (i) greater corporate and organizational separation of transmission from generation; and (ii) by tying together control, planning, maintenance and financial responsibilities of the Operating Companies' transmission facilities into a single company having an independent, streamlined and cost-efficient operation, synergies will be created that result in better service in the region and non-discriminatory access for all transmission users will be
assured.  FirstEnergy's plan to <RR>establish </RR>    participate in
an RTO, with the creation of ATSI as a significant step toward that end, will maximize the value of the Transmission Assets to shareholders.

           (b)  Integrated Public Utility System.  As applied to electric
                --------------------------------
utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

       a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

       The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving transactions relating to combination of a Colorado gas and electric public-utility company and intrastate exempt holding company and a New Mexico electric public-utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm, on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm, on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC); "The Regulation of Public-Utility Holding Companies," report of the Division of Investment

Management (June 1995) ("1995 Report") at 29-31; and Consolidated
Natural Gas Co., Holding Co. Act Release No. 26512
(Apr. 30, 1996).  See also Rust v. Sullivan, 500
U.S. 173, 186-87 (1991) ("an agency is not required to" establish rules of conduct to last forever, "but rather must be given ample latitude to "adapt [its] rules and policies to the demands of changing circumstances.") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97 (1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher").

       On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public-utility system will result from a proposed acquisition of securities:

           (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

           (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

           (3) the system must be confined in its operations to a single area or region; and

           (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).

       The proposed transactions satisfy all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." 1995 Report at 71.

       CAPABLE OF PHYSICAL INTERCONNECTION. Upon consummation of the proposed transactions, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison, along with the new transmission company, ATSI, will continue to be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A). The electric service areas of the Operating Companies are adjacent, with Ohio Edison separating Cleveland Electric and Toledo Edison. The proposed transactions will maintain a continuous, geographically compact
   transmission     system across northern Ohio and western Pennsylvania.

       Moreover, the service areas served by the Operating Companies are already highly interconnected.

       Ohio Edison and Penn Power have three 345kV and four 138kV interconnections. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. After the transfer of the Transmission Assets to ATSI contemplated by the proposed transactions, the same physical interconnections will be maintained in the FirstEnergy holding company system.

       In view of the above, the facts presented clearly support a finding that the utility assets of the FirstEnergy system are "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act.

       SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992). The electric generation, transmission and distribution system of FirstEnergy are operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. Moreover, as more fully described in Item 1.C.2 above, the proposed transactions are expected to result in greater coordination and more efficient allocation of provision of transmission services within the region served by the FirstEnergy holding company system.

       SINGLE AREA OR REGION.  The "single integrated system" of
FirstEnergy and its subsidiaries are currently confined in its operations to a single area or region, namely, northern and central Ohio and western Pennsylvania. This will not change as a result of the consummation of the proposed transactions, including the introduction of ATSI into the existing system.

       LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The FirstEnergy<RR>'s </RR>utility system will not be enlarged at all as a result of the proposed transactions; thus, they will not impair the advantages of localized management, efficient operations and the effectiveness of regulation. Moreover, the Commission's past decisions on "localized management" show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956)(localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986)(advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, See Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978)(distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

       The effectiveness of regulation will not be diminished as a result of the proposed transactions; Ohio Edison, Cleveland Electric and Toledo Edison will remain subject to regulation by the PUCO, and Penn Power will remain subject to regulation by the PPUC. Moreover, the respective interstate activities of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison will continue to be regulated by the FERC. ATSI will also be subject to regulation of the FERC with respect to rates and other matters.

C.  SECTION 10(f)

       Section 10(f) provides that

       The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

       Ohio Edison, Cleveland Electric and Toledo Edison are currently subject to the jurisdiction of the PUCO. An application <RR>with the PUCO
</RR>(a copy of which is attached hereto as Exhibit D-3)<RR> has been</RR>
   was      filed for approval of the PUCO with respect to the proposed transfer of the relevant Transmission Assets from each of the three
Operating Companies to ATSI.     Approval from the PUCO was received on
February 17, 2000 and a copy of the Order is attached as Exhibit D-4.
    Penn Power is currently subject to the jurisdiction of the PPUC. An application with the PPUC (a copy of which is attached hereto as Exhibit D-5) has been filed for approval of the PPUC with respect to the proposed transfer of the relevant Transmission Assets from Penn Power to ATSI and the operation of Penn Power's transmission lines by ATSI.

ITEM 4.  REGULATORY APPROVALS
         --------------------

       Set forth below is a summary of the regulatory approvals that the applicants have obtained or expect to obtain in connection with the proposed transactions. Except as set forth below, no other state or local regulatory body or agency and no other federal commission or agency has jurisdiction over the transactions proposed herein.

A.  FEDERAL POWER ACT

       Under Section 203 of the Federal Power Act, the FERC has jurisdiction over the proposed transactions. The Operating Companies have filed a joint application with the FERC (a copy of which is attached hereto as Exhibit D-1) for authority to consummate the proposed
transactions.    This application was approved by the FERC on October 27,
1999. On March 16, 2000, FERC also approved an initial Open Access Transmission for ATSI, and the Ground Lease between ATSI and the Operating Companies. (A copy of the FERC order is attached hereto as Exhibit D-
2).

B.  STATE PUBLIC UTILITY REGULATION

       An application with the PUCO (a copy of which is attached hereto as Exhibit D-3) has been filed for approval of the PUCO with respect to the proposed transfer of the relevant Transmission Assets from each of the
three Operating Companies to ATSI.    Approval from the PUCO was received
on February 17, 2000 and a copy of the Order is attached as Exhibit D-4.
    An application with the PPUC (a copy of which is attached hereto as Exhibit D-5) has been filed for approval of the PPUC with respect to the proposed transfer of the relevant Transmission Assets from Penn Power to ATSI and the operation of Penn Power's transmission lines by ATSI.

C.  OTHER

       FirstEnergy may file other applications for, or request, certain other consents or authorizations by federal, state or municipal agencies in connection with the issuance of securities, system operations and franchises or any other activities subject to regulatory approval.

ITEM 5.  PROCEDURE
         ---------

       The Applicant requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------
A.  EXHIBITS

EXHIBIT

A-1       Articles of Incorporation of ATSI.     (previously filed)
A-2 Amended Articles of Incorporation of FirstEnergy (Incorporated by reference to the Form S-4 Registration Statement filed on February 3, 1997, File No. 333-21011, as Exhibit (3)-1).

A-3       Amended Articles of Incorporation of Ohio Edison, effective
          June 21, 1994 (Incorporated by reference to the Form 10-K Annual Report of Ohio Edison for the year ended December 31, 1994, File No. 1-2578, as Exhibit 3-1).

A-4 Amended Articles of Incorporation of Cleveland Electric, effective May 28, 1993 (Incorporated by reference to the Form 10-K Annual Report of Cleveland Electric for the year ended December 31, 1993, File No. 1-2323, as Exhibit 3a).

A-5 Amended Articles of Incorporation of Toledo Edison, effective October 2, 1992 (Incorporated by reference to the Form 10-K Annual Report of Toledo Edison for the year ended December 31, 1992, File No. 1-3583, as Exhibit 3a).

A-6       Agreement of Merger and Consolidation dated April 1, 1929, among
          Pennsylvania

          Power Company (Penn), Harmony Electric Company and
          Peoples Power Company (consummated May 31, 1930), copies of Letters Patent issued thereon, together with the Election Return and Treasurer's Return, relative to decrease of capital stock; Election Return authorizing change of capital stock and increase of indebtedness; Election Return authorizing change of capital stock; Election Return authorizing increase of capital stock; Election Return establishing 4.24% Preferred Stock; Certificate with respect to the establishment of the 4.64% Preferred Stock; Election Returns and Certificates of Actual Sale in connection with the purchase by Penn Power of all the property of Pine-Mercer Electric Company, Industry Borough Electric Company, Ohio Township Electric Company, and Shippingport Borough Electric Company; Certificate of Change of Location of Penn Power's principal office; Certificate of Consent authorizing increase in authorized Common Stock; Certificate of Consent with respect to the removal of limitations on the authorized amount of indebtedness of Penn Power; Election Returns and Certificates of Actual Sale in connection with the purchase by Penn Power of all the property of Borolak Public Service Company, Eastfax Public Service Company, Norango Public Service Company, Sadwick Public Service Company, Sosango Public Service Company, Surrick Public Service Company, Wesango Public Service Company, and Westfax Public Service Company; Certificate of Change of Location of Penn Power's principal office; Amendment to the Charter extending the territory in which Penn Power may operate in the Borough of Shippingport, Beaver County, Pennsylvania; Certificate of Consent authorizing increase in authorized Common Stock; Certificate with respect to the establishment of the 8% Preferred Stock; Certificate accepting Business Corporation Law of Pennsylvania for government and regulation of affairs of Penn Power; Articles of Amendment incorporating certain protective provisions relating to Preferred Stock, increasing amount of authorized Preferred Stock and authorizing future increases in amounts of authorized Preferred Stock without a vote of the holders of Preferred Stock; Articles of Amendment increasing the authorized number of shares of Common Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 7.64% Preferred Stock; Articles of Amendment increasing the authorized number of shares of Common Stock; Articles of Amendment increasing the number of authorized shares of Preferred Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 8.48% Preferred Stock; Articles of Amendment authorizing sinking fund requirements for Preferred Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 11% Preferred Stock; Articles of Amendment increasing the authorized number of shares of Common Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 9.16% Preferred Stock; Articles of Amendment increasing authorized number of shares of Common Stock; Articles of Amendment increasing authorized number of shares of Preferred Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 8.24% Preferred Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 10.50% Preferred Stock; Articles of Amendment increasing authorized number of shares of Common Stock; Articles of Amendment increasing authorized number of shares of Preferred Stock; Statement

EXHIBIT
          Affecting Class or Series of Shares with respect to the establishment of the 15.00% Preferred Stock; Statement
          Affecting Class or Series of Shares with respect to the establishment of the 11.50% Preferred Stock;
          Articles of Amendment increasing authorized number of shares of Preferred Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 13.00% Preferred Stock; Statement Affecting Class or Series of Shares with respect to the establishment of the 11.50% Preferred Stock, Series B; Articles of Amendment effective April 2, 1987, adding a standard of care for, and limiting the personal liability of, officers and directors; Articles of Amendment effective April 1, 1992, setting forth corporate purposes of the Company; Statement with Respect to Shares with respect to the establishment of the 7.625% Preferred Stock and Statement with Respect to Shares with respect to the establishment of the 7.75% Preferred Stock. (Physically filed and designated respectively, as follows: in Form A-2, Registration No. 2-3889, as Exhibit A-1; in Form 1-MD for 1938, File No.2-3889, as Exhibit (a)-1; in Form 1-MD for 1945, File No. 2-3889, as Exhibit A; in Form U-1, File No. 70-2310, as Exhibit A-3 (d); in Form 8-K for March 1951, File No. 1-3491, as Exhibit B; in Form 8-K for June 1958, File No. 1-3491B, as Exhibit 1; in Form 10-K for 1959 as Exhibits 1, 2, 3 and 4; in Form 8-K for March 1960, File No. 1-3491B as Exhibit A; in Form U-1, File No. 70-3971, as Exhibit A-2; in Form U-1, File No. 70-4055, as Exhibit A-2; as Exhibits 1 through 8 in Form 8-K for January 1962, File No. 1-3491; as Exhibit A in Form 8-K for August 1963, File No. 1-3491; as Exhibits A and B in Form 8-K for September 1969, File No. 1-3491; as Exhibit B in Form 8-K for April 1971, File No. 1-3491; as Exhibit B in Form 8-K for September 1971, File No. 1-3491; in Form 8-K for September 1972, File No. 1-3491; as Exhibit A in Form 8-K for December 1972, File No. 1-3491; as Exhibit A in Form 8-K for March 1973, File No. 1-3491; as Exhibit A in Form 8-K for December 1973, File No. 1-3491; as Exhibits A and C in Form 8-K for February 1974, File No. 1-3491; as Exhibits A and B in Form 8-K for January 1975, File No. 1-3491; as Exhibit F in Form 8-K for May 1975, File No. 1-3491; as Exhibit A in Form 8-K for April 1976, File No. 1-3491; as Exhibit G in Form 10-Q for quarter ended June 30, 1977, File No. 1-3491; as Exhibit C in Form 10-K for 1977, File No. 1-3491; as Exhibit A in Form 10-K for 1977, File No. 1-3491; as Exhibit D in Form 10-Q for quarter ended June 30, 1980, File No. 1-3491; as Exhibit (4) in Form 10-Q for quarter ended June 30, 1981, File No. 1-3491; as Exhibit 4 in Form 10-Q for quarter ended June 30, 1982, File No. 1-3491; as Exhibit 4 in Form 10-Q for quarter ended September 30, 1982, File No. 1-3491; as Exhibit 4 in Form 10-Q for quarter ended September 30, 1983, File No. 1-3491; as Exhibit 4 in Form 10-Q for quarter ended March 31, 1984, File No. 1-3491; as Exhibit 4 in Form 10-Q for quarter ended June 30, 1984, File No. 1-3491; as Exhibit 4 in Form 10-Q for quarter ended September 30, 1985, File No. 1-3491; as Exhibit 3-2 in Form 10-K for 1987 File No. 1-3491; as Exhibit 3-2 in Form 10-K for 1992 File No. 1-3491; as
          Exhibit 19-2 in Form 10-K for 1992 File No. 1-3491; and as
          Exhibit 3-2 in Form 10-K for 1993 File No. 1-3491.)

B-1       Form of Operating Agreement between the Operating Companies and
          ATSI.

D-1 Joint Application of Ohio Edison, Penn Power, Cleveland Electric and Toledo

EXHIBIT
          Edison to FERC.

D-2       Order of FERC. <RR> (To be filed by amendment.) </RR>

D-3       Application to the PUCO.

D-4       Order of the PUCO. <RR> (To be filed by amendment.) </RR>

D-5       Application to the PPUC.

D-6       Order of the PPUC.  (To be filed by amendment.)

F-1       Preliminary Opinion of Counsel.  (To be filed by amendment.)

F-2 Past Tense Opinion of Counsel. (To be filed with certificate of notification.)

G-1       <RR>First Energy </RR>    FirstEnergy    Form U-3A-2, "Statement
          by Holding Company Claiming Exemption under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935,"
          dated  <RR>February 26, 1999 </RR>    February 29, 2000
          (Incorporated by reference to such filing, File No. 69-423).

G-2       Form 10-K Annual Report of FirstEnergy for the year ended
          December 31, <RR>1998  </RR>     1999      (Incorporated by
          reference to such filing, File No. 333-21011).

G-3       Form 10-K Annual Report of Ohio Edison for the year ended
          December 31,    1999       <RR> 1998 </RR>(Incorporated by
          reference to such filing, File No. 1-2578).

G-4       Form 10-K Annual Report of Penn Power for the year ended
          December 31,    1999       <RR> 1998  </RR>(Incorporated by
          reference to such filing, File No. 1-3491).

G-5       Form 10-K Annual Report of Cleveland Electric for the year ended
          December 31,    1999       <RR> 1998 </RR>(Incorporated by
          reference to such filing, File No. 1-2323).

G-6       Form 10-K Annual Report of Toledo Edison for the year ended
          December 31,    1999       <RR> 1998  </RR>(Incorporated by
          reference to such filing, File No. 1-3583).

H-1       Form of Notice of Application.

B.  FINANCIAL STATEMENTS

EXHIBIT

FS-1       FirstEnergy Consolidated Balance Sheet as of December 31,
           1999        <RR>1998  </RR>(see Annual Report of FirstEnergy on
           Form 10-K for the year ended December 31,    1999       <RR>
           1998  </RR>(Exhibit G-2 hereto)).

FS-2 FirstEnergy Consolidated Statements of Income for its last three fiscal years (see Annual Report of Ohio Edison on Form
           10-K for the year ended December 31,    1999       <RR>1998
           </RR>(Exhibit G-2 hereto)).

FS-3       Ohio Edison Consolidated Balance Sheet as of December 31,
           1999        <RR>1998  </RR>(see Annual Report of Ohio Edison on
           Form 10-K for the year ended December 31,    1999
           <RR>1998 </RR>(Exhibit G-3 hereto)).

FS-4 Ohio Edison Consolidated Statements of Income for its last three fiscal years (see Annual Report of Ohio Edison on Form
           10-K for the year ended December 31,    1999

EXHIBIT
                 <RR>1998  </RR>(Exhibit G-3 hereto)).

FS-5       Penn Power Balance Sheet as of December 31,    1999
           <RR>1998 </RR>(see Annual Report of Penn Power on Form 10-K for
           the year ended December 31, 1998 (Exhibit G-4 hereto)).

FS-6 Penn Power Statements of Income for its last three fiscal years (see Annual Report of Penn Power on Form 10-K for the year
           ended December 31,    1999       <RR>1998 </RR>(Exhibit G-4
           hereto)).

FS-7       Cleveland Electric Consolidated Balance Sheet as of
           December 31,    1999       <RR>1998  </RR>(see Annual Report of
           Cleveland Electric on Form 10-K for the year ended December 31,
              1999       <RR>1998 </RR>(Exhibit G-5 hereto)).

FS-8 Cleveland Electric Consolidated Statements of Income for its last three fiscal years (see Annual Report of Cleveland
           Electric on Form 10-K for the year ended December 31,    1999
                 <RR>1998 </RR>(Exhibit G-5 hereto)).

FS-9       Toledo Edison Balance Sheet as of December 31,     1999
           <RR> 1998  </RR>(see Annual Report of Toledo Edison on Form 10-
           K for the year ended December 31,    1999        <RR>1998
           </RR>(Exhibit G-6 hereto)).

FS-10 Toledo Edison Statements of Income for its last three fiscal years (see Annual Report of Toledo Edison on Form 10-K for the
           year ended December 31,    1999       <RR>1998  </RR>(Exhibit
           G-6 hereto)).

       Financial Statements of ATSI are not included herein because it has no assets and has not engaged in any business operations.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

       The proposed transactions neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of FirstEnergy, Ohio Edison, Toledo Edison or Penn Power that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                  SIGNATURE



       Pursuant to the requirements of the Public Utility Holding Company
Act of 1935, the undersigned company has duly caused this    Amendment No.
1 to     Application/Declaration to be signed on its behalf by the
undersigned thereunto duly authorized.

Date:  <RR>May 19, 1999 </RR>     April __, 2000


                              FIRSTENERGY CORP.

                              By: /s/H. PETER BURG
                                  --------------------
                                     H. Peter Burg
                                  <RR>President  </RR>     Chairman
                                  of the Board    and Chief Executive
                                  Officer